FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Helck Chester B	**Raymond James Financial (RJF)**	____ Director _____ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security 4. Statement for	_X_ Officer (give _____ Other (specify
880 Carillon Parkway	Number of Reporting Month/Day/Year	title below) below)
(Street)	Person (Voluntary) **December 10, 2002**	**COO and President of RJF**
	5. If Amendment	7. Individual or Joint/Group Filing (Check Applicable Line)
	Date of Original	**X** Form filed by One Reporting Person
St. Petersburg FL 33716	(Month/Day/Year)	___ Form filed by More than One Reporting Person
(City) (State) (ZIP)		**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	**12/6/2002**		**A**	**V**	**1,870**	**A**	**$ -**	**20,957**	**D**	
RJF Common Stock								**2,452**	**I**	**ESOP**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)				5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)		Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)									Current	1/18/2003	Common stock	4,800	22.1667			
Employee Stock Option (Right to buy)									11/18/2002	1/18/2003	Common stock	1,200	22.1667			
Employee Stock Option (Right to buy)									11/18/2002-11/18/2004	1/18/2005	Common stock	5,000	20.6250			
Employee Stock Option (Right to buy)									11/28/04-01/28/06	1/28/2007	Common stock	6,000	32.0000	17,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ CHESTER B. HELCK   12/10/2002
**Signature of Reporting Person   Date

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